
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 17, 2009

via U.S. mail and facsimile

Po Fong, Chief Financial Officer
Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

> **RE: Highway Holdings Limited**
> **Form 20-F for the Fiscal Year Ended Mach 31, 2009**
> **Filed June 22, 2009**
> **File No. 0-28990**

Dear Mr. Fong:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 15 – Controls and Procedures, page 60

1. We note the disclosure, "In conducting this assessment of the Company's internal control over financial reporting, our management has developed a framework using internal reviews at the department and operations level, supported by

random sample reviews by Company management." We presume this disclosure is in connection with Item 308T(a)(2) of Regulation S-K and Item 15(b)(2) of Form 20-F. Pursuant to Rules 13a-15(c) and 15d-15(c), the framework on which management's evaluation of internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Please explain how you have met this standard. Amend the Form 20-F to disclose the framework used that meets the requirements of these rules.

2. Please amend the Form 20-F to provide a clear conclusion of the effectiveness of internal controls over financial reporting, including a statement as to whether or not internal control over financial reporting is effective. See Item 308T(a)(3).

3. Please amend to clearly state whether there were any material weaknesses in internal control over financial reporting. Clarify whether the findings related to the Wuxi operations were determined to be material weaknesses and clarify their impact on the financial statements. Please refer to SEC Release 33-8810; FR-77, *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting*.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief